SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period December 14, 2004 to December 20, 2004

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                          ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES

DOCUMENTS FURNISHED HEREUNDER:

1.     Press Release announcing the cash distribution for January 15, 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
December 20, 2004	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.A / PGF.B) – TSX;
(PGH) – NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR JANUARY 15, 2005

(Calgary, December 20, 2004) /CNW/ – Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust (“Trust”), announced today that the cash distribution for January 15, 2005 will be Cdn $0.23 per trust unit. The distribution is net of amounts withheld to finance capital expenditures. The ex-distribution dates are December 29, 2004 for Canadian unitholders and December 30, 2004 for U.S. unitholders. The distribution will be payable to all unitholders who hold Class A or Class B trust units on the record dates of December 31, 2004 in Canada and January 3, 2005 in the U.S. Purchasers of Class B trust units pursuant to the December 9, 2004 trust unit offering will also be eligible to receive the January 15, 2005 distribution payment as unitholders of record on December 31, 2004.

The distribution of Cdn $0.23 per trust unit is equivalent to approximately U.S. $0.19 per trust unit using a U.S./Canadian dollar exchange ratio of 1.229. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of November, 2004. Cash distributions paid over the past 12 months now total Cdn $2.61 per trust unit or approximately U.S. $2.01 per trust unit.

The reclassification of the Trust Units of Pengrowth Energy Trust as Class A trust units and Class B trust units was implemented July 27, 2004. Any persons who continue to hold the original trust units will receive payment, no later than December 31, 2004 and subject to withholding taxes at the maximum rate required, of any distributions which have been withheld as a result of having not provided the required residency declarations. Unitholders are reminded that persons that continue to hold the original trust units will not receive the regular monthly distribution payments during 2005 until such time as a duly executed Letter of Transmittal (including the required residency declaration) as well as their trust unit certificate are received at the offices of Computershare Trust Company of Canada at which time they will receive either the Class A or Class B trust units to which they are entitled.

Unitholders still in possession of the original trust unit certificates are advised to call Computershare Trust Company of Canada’s Corporate Actions Department directly at 1-800-564-6253 or Pengrowth’s investor relations department at the contact information listed below.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191